SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549


                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                          (Amendment No.__)

----------------------VALUE HOLDINGS, INC.________________________
                       (Name of Issuer)
____________________________Common________________________________

___________________________92039J_10_0____________________________
                         (CUSIP Number)

Telephone No:_____________

   Anthony Pallante 1221 White Oaks Ave., Mississauga, Ontario,
   ------------------------------------------------------------
                       Canada, L 5J 3B8
                       ----------------
   (Name, address and Telephone Number of Person Authorized to receive notice of communications)

                         May 5, 1998
                         -----------
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13D to report acquisition which is the subject of this Schedule
13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of this statement, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person s initial filing of this form with respect to the subject, class of securities and for any subsequent amendments containing information which would alter disclosures provided in a prior coverpage.

The information required on the remainder of this coverpage shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange ( Act ) of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, are the Notes).

             (Continued on the following page(s))
                      Page 1 of 5 Pages


CUSIP NO. 92039J 10 0        13D                 Page 2 of 5 Pages



1.    NAMES OF REPORTING PERSONS
      Anthony Pallante

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                        (b)

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                  00

5.    CHECK BOX IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Canada



NUMBER OF       7.    SOLE VOTING POWER            3,200,000
 SHARES         8.    SHARED VOTING POWER
BENEFICIALLY    9.    SOLE DISPOSITIVE POWER
OWNED BY       10.    SHARED DISPOSITIVE POWER
EACH REPORTING
PERSON


11.    3,200,000

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6%

14.    TYPE OF REPORTING PERSON      IN















Item 1. Security and Issuer
___________________________

         Common Stock
         Value Holdings, Inc.
         3707 Douglas Road, Suite 400
         Miami, Fla 33145

Item 2. Identity and Background
_______________________________

    (a)  Anthony Pallante

    (b)  1221 White Oaks Ave.
         Mississauga, Ontario L5J 3B8
         Canada

    (c)  Pallante Corp.
         President
         1221 White Oaks Ave.
         Missisauga, Ontario L5J 3B8
         Canada

    (d) The undersigned has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violation or misdemeanors).

    (e) The undersigned has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the undersigned was or is a subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

    (f)  Canada

Item 3. Source and Amount of Funds or Other Consideration
_________________________________________________________

The securities were in consideration of the undersigned s employment with the Issuer and in consideration of the sale of a business from the undersigned to the Issuer prior to the undersigned s employment with the Issuer.

Item 4. Purpose of Transaction
______________________________

The acquisition described herein was made for investment purposes. The undersigned has no plans or proposals which relate to or would result in:
                        Page 3 of 5 Pages


(a) The acquisition by any person of additional securities of the issuer, or the disposition of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment
    Company Act of 1940;

(g) Changes in the issuer s charter, by laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

(j) Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer
____________________________________________

 (a)  See Item 11 and 13 on page 2 hereof.

 (b)  See Item 7-10 on page 2 hereof.




                      Page 4 of 5 pages

 (c)  The undersigned acquired 3,200,000 shares of the Issuer s
      Common Stock in a private transaction from the Issuer. Such shares were transferred on or about May 5, 1998.

 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.


Item 6. Contracts, Arrangements, Understandings or Relationships
----------------------------------------------------------------
With Respect to Securities of the Issuer
----------------------------------------

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits
________________________________________

Not applicable.


SIGNATURE
---------

After reasonable inquiry and to the best of its knowledge and belief, Anthony Pallante, certifies that the information set forth in this statement is true, complete and correct.



Date:  June__12,_1998

By: /s/ Anthony Pallante










                      Page 5 of 5 pages